Alston & Bird llp
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404-881-7000
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www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
January 7, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Duc Dang
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Moody National REIT I, Inc.
Amendment No. 3 to Form S-11
File No. 333-150612
Filed January 7, 2009
Dear Mr. Dang:
          This letter sets forth the responses of our client, Moody National REIT I, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter dated September 5, 2008 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). The Issuer has filed today Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via EDGAR. For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 3.
Management Compensation Table, page 65
1.	Comment: We note your response to comment 8 of our letter dated July 23, 2008 that the employees of the Advisor could receive incentive compensation. To the extent that you decide to provide incentive compensation to the employees of the Advisor, it would be construed as a benefit that your Advisor would not have to provide to its employees. As such, please revise the operational stage compensation tabular disclosure to include the possible incentive compensation.

Response: As noted on pages 59-60 of Amendment No. 3, the Issuer does not currently intend to grant incentive compensation to employees of the Advisor pursuant to the incentive compensation plan (the “Plan”) and therefore the Issuer is not in a position to estimate the amount of such compensation, if granted. Additionally, the Issuer
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Mr. Duc Dang
January 7, 2009

respectfully submits that the proposed disclosure may mislead investors into thinking that such incentive compensation is currently applicable or contemplated. If and when, the Issuer changes its intent, the information will be made available to investors pursuant to a prospectus supplement.

2.	Comment: We note your response to comment 9 of our previous letter and the reference to footnote 4. It would appear that your advisor is able to receive reimbursements during the operating stage. Please revise the table to include operating expense reimbursements.

Response: Please note that pages 8 and 68 of Amendment No. 3 have been revised to include operating expense reimbursements.

3.	Comment: We note from the revised disclosure on page 58 that you will indirectly bear some cost of compensation paid to the officers through fees or “expense reimbursements.” Please revise to clarify the portion of the officers’ compensation that you are required to reimburse to the Advisor.

Response: Please note that pages 8 and 68 of Amendment No. 3 has been revised to state that the Issuer will be required, subject to applicable limitations, to reimburse the Advisor for personnel costs associated with certain employees’ time allocated to services performed under the Advisory Agreement which are properly reimbursable as for organization and offering expenses and other administrative expenses. The Issuer notes that the Advisor may not be reimbursed for activities for which the Advisor receives a separate fee.
          We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.
Sincerely,
/s/ Rosemarie A. Thurston
Rosemarie A. Thurston
Enclosures
cc: Mr. Brett C. Moody